DC
No Act
P.E. 10-28-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02068245

November 29, 2002

PROCESSED
JAN 1 0 2003
THOMSON
FINANCIAL

Act 1934
Section 14A-8
Rule
Public Availability 11/29/2002

David K. Thompson
Senior Vice President
Assistant General Counsel and Corporate Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-0931

RE: The Walt Disney Company
Incoming letter dated October 28, 2002

Dear Mr. Thompson:

This is in response to your letter dated October 28, 2002 concerning the shareholder proposal submitted to Disney by Joseph E. Kuklo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mr. Joseph E. Kuklo
110 Keene St.
Moscow, PA 18444

The Walt Disney Company

David K. Thompson
Senior Vice President
Assistant General Counsel and Corporate Secretary

1934 Act-Section 14(a)
Rule 14a-8(b)(2)
Rule 14a-8(f)

October 28, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

<u>Omission of Stockholder Proposal</u>

Ladies and Gentlemen:

On behalf of The Walt Disney Company, I am enclosing a proposal submitted by a stockholder for inclusion in the Company's proxy materials for its 2003 annual meeting of stockholders. For the reasons set forth below, the Company intends to omit the proposal from its proxy materials and requests, pursuant to Rule 14a-8(j) under the Securities Exchange Act, the Staff's advice that it will not recommend enforcement action if the proposal is omitted.

The Company currently expects to file definitive proxy materials with the Commission on or about January 28, 2003, and to begin mailing shortly thereafter.

The proposal, submitted by Mr. Joseph Kuklo, calls for the Company's shareholders to "take ACTION, so that the Top Salary be 'capped' at $1,000,000.<u>00</u> to include bonus, perks, stock options, and that this be pro-rated each year." He also proposes that "[i]f the top 'echelon' of a company vote themselves these 'perks' and etc., so shall the 'backbone' employees of a company be rewarded."

A copy of the proposal is attached as Annex 1. The Company believes that the proposal may be excluded from its proxy materials under Rule 14a-8(f), on the basis that the proponent has not timely provided confirmation of his intent to continue holding the necessary amount of securities of the Company, as required by Rule 14a-8(b)(2).

500 South Buena Vista Street / Burbank, California 91521-0931 / 818-560-1841 Fax 818-560-1823 / david.k.thompson@disney.com

The Company received Mr. Kuklo's proposal dated July 31, 2002, on August 9, 2002. By letter dated August 12, attached as Annex 2, we advised Mr. Kuklo of the requirement that he provide us with written confirmation of his intent to continue holding at least $2,000 worth of stock through the date of the annual meeting. We provided Mr. Kuklo with a copy of Rule 14a-8 to assist him in understanding the requirement. We also advised Mr. Kuklo of the need to ensure that his response was postmarked no later than 14 days from the date he received our letter.

Our records from Airborne Express, the delivery service used to deliver the August 12 letter, reflect its receipt by Mr. Kuklo on August 13, 2002 (Annex 3). To meet the Rule's requirement, his response should have been postmarked by August 27. As of the date of this letter, however, we have still not received a response. Under these circumstances, we believe that Mr. Kuklo has not met the requirements of Rule 14a-8, and his proposal is therefore excludable.

The Staff has concluded in many similar circumstances that the failure of a proponent to provide the required confirmation of his or her intent to continue holding company securities does provide a basis for excluding the proposal from its proxy materials. See, e.g., *Avaya Inc.* (July 19, 2002); *Xcel Energy Inc.* (February 26, 2002); *Wal-Mart Stores, Inc.* (March 27, 2001); and *Dole Food Company, Inc.* (March 16, 2001).

Based upon the foregoing, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits the proposal from the proxy materials for its 2003 annual meeting. As required by Rule 14a-8(j), I am enclosing six copies of this letter, a copy of which is also being forwarded concurrently to Mr. Kuklo.

Please acknowledge receipt of this letter on the additional enclosed copy and return it to us in the enclosed envelope.

Very truly yours,

David K. Thompson

Enclosures

cc: Mr. Joseph Kuklo

Date 31 JULY 2002

Accounts:

0001083837

0001370871

WDisney Co.
℅ Secretary
500 S. Buena Vista St.
Burbank, CA 91521

(1)

Sir/Ma'am :

With the 2002 year of "debacle's" of other corporations and in reading through the "resumes" of directors, who have not been promoted up, from the working "ranks" of a company; this only shows that the CEO's and directors are "hired off the golf course".

According to the AFL-CIO fact-findings, the CEO's and directors of corporations "rubber-stamp" their outrageous pay packages, perks, bonus and severance "give-away's", which is the same as "raping" a corporation, and that only the "lowly" employees, shareholders, and the public, suffer with this mis-management.

This conduct undermines the confidence of all employees, shareholders and the public trust of corporations, and promotes unemployment.

WHEREAS,

As a joint-shareholder of TWO accounts, totaling 264 shares, I PROPOSE, that this corporation's shareholders take ACTION, so that the Top Salary be "capped" at $1,000,000.00 to include bonus, perks, stock options, and that this be prorated each year.

This savings would enable more research, expansion, employment and increase dividends and should restore the confidence of all concerned.

If the top "echelon" of a company vote themelves these "perks" and etc., so shall the "backbone" employees of a company be rewarded.

Rquest a "YES" for this PROPOSAL.

A Joint Shareholder,

Joseph E. Kuklo

Joseph E. Kuklo
110 Keene St.
Moscow, Pa. 18444

PH# 1-570-842-7872

The Walt Disney Company

2

David K. Thompson

VIA AIRBORNE EXPRESS

August 12, 2002

Mr. Joseph E. Kuklo
110 Keene Street
Moscow, Pennsylvania 18444

Dear Mr. Kuklo:

Thank you for your letter dated July 31, 2002, which we received on August 9, submitting a stockholder proposal for consideration at the Company's next annual meeting.

Our records confirm that you own the minimum amount of shares to be eligible to submit a shareholder proposal, and that you have owned the shares for more than one year. However, as you may recall, Rule 14a-8 of the Securities and Exchange Commission's proxy regulations (a copy of which is enclosed for your information), also requires that you provide written confirmation that you intend to continue holding at least $2,000 worth of stock through the date of the shareholder meeting, which is expected to be in mid-March. Please note that, in order to ensure compliance with the requirements of Rule 14a-8, your response must be postmarked no later than 14 days from the date you receive this letter.

It also appears that your submission actually contains at least two separate proposals, rather than a single proposal, as required by the SEC's rules. (See Question 3.) One proposal calls for a cap on salaries, while the other appears to call for granting "backbone" employees the same "'perks' and etc." as the "top 'echelon.'" If you wish to proceed, please revise your submission so that it constitutes a single proposal.

500 South Buena Vista Street / Burbank, California 91521-0931 / 818-560-1841 Fax 818-560-1823 / david.k.thompson@disney.com

Please also note that if your proposal is ultimately included in the Company's proxy materials, you or your qualified representative will need to attend the annual meeting to present the proposal for action. See Question 8 in the enclosed rules.

If you have any questions, please feel free to contact me.

Very truly yours,

David K. Thompson

Enclosure

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

---

(3) **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) **Substantially implemented:** If the company has already substantially implemented the proposal;

(11) **Duplication:** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders, if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

AIRBORNE EXPRESS

SHIP | TRACK | TRANSIT TIMES | RATES | PICKUPS | LOCATIONS

BY TRACKING NUMBER | BY REFERENCE | BY EMAIL | SKY COURIER SHIPMENTS

LOG IN | OPEN ACCOUNT

CUSTOMER SERVICE
US SERVICES
INTERNATIONAL SERVICES
SMALL BUSINESS CENTER
TECHNOLOGY TOOLS
ABOUT AIRBORNE

TRACKING RESULTS: DETAIL

(3)

Tracking Number: 79000268874

Shipment Summary:

Current Status: Delivered.
Delivered on: 8/13/02 12:23 pm
Delivered to:
Signed for by: FD

Shipment History:

DATE	TIME	ACTIVITY AND COMMENTS	LOCATION
8/13/02	12:23 pm	Delivered.	Allentown, PA
	12:22 pm	Delivery Attempted. Please call 1-888-273-8876 for additional information.	Allentown, PA
	7:52 am	Arrived at Airborne Station.	Allentown, PA
8/12/02	5:42 pm	Left Airborne Station.	Burbank, CA
	4:47 pm	Picked Up by Airborne.	Shipper's Door

Shipper:

THE WALT DISNEY COMPANY
Burbank, CA 91521
United States

Receiver:

JOSEPH E. KUKLO
Moscow, PA 18444
United States

Shipment Detail:

Service: Express
Special:
Weight: 1
Pieces: 1

Ship Type: Package
Description:
Shipper's Reference: 803575300

NEW SEARCH

- Tracking detail provided by Airborne Express: 8/15/2002, 10:02:42 am pt.
- For assistance with US shipments, please call **1-800-AIRBORNE (1-800-247-2676)** or write to us.
- For assistance with International shipments, please call international customer service.
- You are authorized to use Airborne Express tracking systems solely to track shipments tendered by c Airborne Express. Any other use of Airborne Express tracking systems and information is strictly prof

RETURN TO HOME

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 29, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 28, 2002

The proposal relates to compensation.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its common stock through the date of the shareholder meeting. We note your representation that the proponent failed to supply this statement within 14 days of receipt of Disney's request. Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Jennifer Bowes
Attorney-Advisor